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Direct Line: 212-859-8763

Email: Philip.Richter@friedfrank.com

August 15, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Paul Fischer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Re:                             Sinclair Broadcast Group, Inc.

Registration Statement on Form S-4

Filed on July 3, 2017

File No. 333-219135

Dear Mr. Fischer,

Set forth below are the responses of Sinclair Broadcast Group, Inc. (“Sinclair”) (“we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated July 28, 2017, with respect to Sinclair’s Registration Statement on Form S-4 filed with the Commission on July 3, 2017, File No. 333-219135 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1.

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Prospectus Cover Page / Letter to Tribune Shareholders

1.              Please disclose the total number of Sinclair Class A common shares to be issued pursuant to the merger.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Letter to Tribune Shareholders in Amendment No. 1 to specify the total number of Sinclair Class A common shares to be issued pursuant to the merger.

What equity stake will the pre-transaction Tribune shareholders and Sinclair shareholders hold after the closing of the transaction?, page 2

2.              In light of the fact that Sinclair has two classes of common stock, Class A and Class B, with Class B shares having ten votes per share, please consider adding another question regarding the voting control that pre-transaction Tribune shareholders and Sinclair shareholders will have following the closing of the transaction.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 2 of Amendment No. 1 to add a question and answer regarding the voting control that pre-transaction Tribune shareholders and Sinclair shareholders will have following the closing of the transaction.

Conditions to the Closing of the Transaction, page 15

3.              We note the ability of either party to waive conditions to merger. Please disclose here whether it is the board’s intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Response:

We acknowledge the Staff’s comment and should either party waive material conditions to the merger such that the disclosure previously provided to the Tribune shareholders is materially misleading, Tribune will resolicit shareholder approval.

Financing of the Transaction, page 19

4.              Please disclose the total amount of funds needed to consummate the merger and the amount of funds needed for each purpose, such as the cash consideration to be paid to Tribune shareholders. Also disclose the total additional debt Sinclair will incur in connection with the transaction.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 20 and 21 of Amendment No. 1 to disclose the total amount of funds needed to consummate the merger,

the amount of funds needed for each purpose and the total additional debt Sinclair will incur in connection with the transaction.

5.              Please clarify if it is a condition to the merger for Sinclair to obtain financing for the transaction.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 21, 120 and 147 of Amendment No. 1 to disclose that Sinclair obtaining financing is not a condition to the merger.

Risk Factors, page 35

This transaction is subject to certain conditions, including conditions that may not be satisfied or completed on a timely basis, if at all., page 35

6.              We note disclosure in paragraph 3 on page 36 that Sinclair has agreed to divest one or more televisions stations in certain specified markets as necessary to comply with the FCC’s Local Television Multiple Ownership Rule. Please revise here, or in another appropriate section of your prospectus/proxy, to discuss in which markets Sinclair may be required to divest stations.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 36 of Amendment No. 1 to disclose the overlap markets in which Sinclair has agreed to divest one or more television stations, to the extent necessary to obtain regulatory approval of the transaction.

Background of the Transaction, page 57

7.              Please supplementally provide us with all board books that are materially related to the combination between Sinclair Broadcast Group, Inc. and Tribune Media.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that counsel to each of Guggenheim Securities and Moelis & Company is supplementally and confidentially providing the Staff with a copy of the confidential board books provided to the Tribune board by each such Tribune Financial Advisor that are materially related to the merger.  Such materials will be provided pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  Counsel to each of Guggenheim Securities and Moelis & Company will request confidential treatment of the materials, and that the materials be returned promptly following completion of the Staff’s review thereof, in each case, pursuant to 17 C.F.R. § 200.83.

Tribune’s Reasons for the Transaction and Recommendation of the Tribune Board, page 66

8.              Please discuss the Tribune board’s June 24, 2017 re-affirmation of its recommendation that Tribune Shareholders vote to approve the merger proposal following the discovery that certain calculations made by the Tribune financial advisors did not accurately reflect the financial projections and assumptions that Tribune management had provided to them. In your discussion of the Tribune board’s consideration of this matter, describe how the advisors’ financial analyses, such as their discounted cash flow analyses, changed.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 66 and 67 of Amendment No. 1 to disclose the requested information regarding the Tribune board’s June 24, 2017 re-affirmation of its recommendation that the Tribune shareholders vote to approve the merger proposal.

Summary of Financial Analyses, page 89

9.              Please revise the final paragraph on page 90 to briefly explain why the original Guggenheim calculation of unlevered free cash flow did not accurately reflect the financial projections and assumptions that Tribune management had provided to it.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 90 of Amendment No. 1 to explain why the original Guggenheim calculation of unlevered free cash flow did not accurately reflect the financial projections and assumptions that Tribune management had provided to it.

If you have any questions regarding the foregoing, please do not hesitate to contact Philip Richter of Fried, Frank, Harris, Shriver & Jacobson LLP at 212-859-8763 or via e-mail at philip.richter@friedfrank.com.

Sincerely,

/s/ Philip Richter

cc:                                Via E-mail

Barry M. Faber (Sinclair Broadcast Group)

Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)

Jeffrey B. Grill (Pillsbury Winthrop Shaw Pittman LLP)

Edward P. Lazarus (Tribune Media Company)

Paul S. Bird (Debevoise & Plimpton LLP)

Jonathan E. Levitsky (Debevoise & Plimpton LLP)